FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT

THIS FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT (this “Amendment”) is made and entered into effective as of the 25th day of January, 2007 by and between Radiant Logistics, Inc., a Delaware corporation (“Purchaser”), and William H. Moultrie, an individual residing in the State of Washington and as agent for the former shareholders of Airgroup Corporation (“Shareholders’ Agent”). Purchaser and Shareholders’ Agent are referred to herein individually as a “Party” and together as the “Parties.” The capitalized terms used herein and not otherwise defined herein have the meanings given to such terms as set forth in the Agreement (defined below).

R E C I T A L S:

A. Purchaser, Shareholders’ Agent and the former shareholders of Airgroup Corporation (the “Shareholders”) entered into that certain Stock Purchase Agreement dated January 11, 2006 (the “Agreement”) for the purchase and sale of the outstanding capital stock of Airgroup Corporation owned by the Shareholders.

B. Pursuant to Section 7.13 of the Agreement, the Shareholders’ Agent has been designated the “Shareholders’ Agent” under the Agreement and is entering into this Amendment on behalf of all the Shareholders.

C. The Parties desire to amend the Agreement as provided herein.

NOW THEREFORE, in consideration of the mutual covenants and conditions hereinafter set forth, the above recitals which are by this reference incorporated herein, and other good and valuable consideration, the sufficiency of which is hereby acknowledged by the Parties, the Parties agree as follows:

1. Section 1.3 of the Agreement is hereby amended to read as follows in its entirety:

“As additional purchase consideration for the Shares (the “Additional Base Purchase Price”), Purchaser shall also pay to Shareholders $600,000 in cash as follows: $300,000 on June 30, 2008 and $300,000 on January 1, 2009.”

2. As further consideration for the Shareholders’ Agent entering into this Amendment, , and except for the representations and warranties provided at Sections 3.3, “Capitalization”, 3.4, “Ownership of Shares”, 3.6, “Authority of Shareholders”, 3.7, “No violation” and 3.12, “Tax Matters”, and the related indemnities provided in section 5.1(b) which shall remain in full force and effect, Purchaser hereby waives, and hereby releases the Shareholders and Shareholders’ Agent from, all other indemnification obligations of the Shareholders and Shareholders’ Agent contained in Article 3 of the Agreement relating to breaches or alleged breaches of the representations and warranties contained in Article 3 of the Agreement as of the date hereof , including those which may have been based upon Purchaser’s “Claim Notice” dated January 11, 2007 delivered from Purchaser to the Shareholders’ Agent.

3. In all other respects, the Agreement remains in full force and effect and, except as expressly modified herein, unmodified.

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

RADIANT LOGISTICS, INC.

By:	/s/ Bohn H. Crain, CEO

/s/ William H. Moultrie
William H. Moultrie, as the Shareholders’ Agent